Exhibit 99.1

GW Pharmaceuticals plc Reports Second Quarter 2015 Financial Results and Operational Progress

-Conference Call Today at 8:00 a.m. EDT, 1:00 p.m. BST-

London, UK, 11 May 2015: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the second quarter and half-year ended 31 March 2015.

RECENT OPERATIONAL HIGHLIGHTS

•	Epidiolex® (CBD) childhood epilepsy program:
o	Dravet syndrome - Two Phase 3 pivotal trials recently commenced with top-line data expected from the first trial by end of 2015
o	Lennox-Gastaut syndrome - First Phase 3 trial in Lennox-Gastaut syndrome commenced (see separate announcement today). Second Phase 3 trial on track to start in calendar Q2 2015
o	Tuberous Sclerosis Complex selected as additional new target indication with Phase 3 trial expected to start in H2 2015
o	Recent data on 137 patients from expanded access program presented at American Academy of Neurology further reinforces signals of clinical effect seen in previous data disclosures
o	Approx. 290 children currently on treatment in expanded access program at 17 U.S. clinical sites
o	Approx. 420 children authorized for treatment by FDA under Expanded Access Treatment INDs and additional 225 patients authorized by FDA under 4 U.S. State programs
o	Notice of Allowance issued by the U.S. Patent and Trademark Office (USPTO) covering the use of CBD in the treatment of partial seizures

•	Cannabidivarin (CBDV) epilepsy program:
o	Phase 2 CBDV epilepsy study in 130 patients underway
o	Notice of Allowance issued by the USPTO for patent application covering use of CBDV for the treatment of epilepsy

•	Cannabinoid pipeline product candidates:
o	Orphan drug designation granted for CBD in the treatment of Neonatal Hypoxic-Ischemic Encephalopathy (NHIE). Phase 1 trial expected to commence in H2 2015
o	Recruitment complete in a Phase 2a study for the treatment of schizophrenia - data expected H2 2015
o	First of three Sativex Phase 3 cancer pain trials did not show a statistically significant difference for Sativex compared with placebo. Two additional Phase 3 cancer pain trials expected to read out in H2 2015
o	Phase 1b study of GWP42002:GWP42003 underway for the treatment of Recurrent Glioblastoma Multiforme (GBM)
o	Phase 2 study of GWP42004 in type-2 diabetes underway with expected completion in 2016

FINANCIAL HIGHLIGHTS

•	Follow-on offering closed 5 May 2015 raising total net proceeds after expenses of approximately $167.8 million (£110.4 million).

•	Revenue for the six months ended 31 March 2015 of £14.3 million ($21.3 million) compared to £15.0 million for the six months ended 31 March 2014.

•	Loss for the six months ended 31 March 2015 of £10.9 million ($16.2 million) compared to £8.0 million for the six months ended 31 March 2014.

•	Cash and cash equivalents at 31 March 2015 of £148.6 million ($220.7 million) compared to £164.5 million as at 30 September 2014.

“During the second quarter, we commenced our pivotal Phase 3 trials program for Epidiolex in childhood epilepsy and expect these trials to recruit rapidly with a view to reporting initial top-line data around the end of 2015. The new data presented at the American Academy of Neurology has only served to reinforce our confidence in the potential for Epidiolex to become an important advance in the field of treatment-resistant epilepsy,” stated Justin Gover, GW’s Chief Executive Officer. “With our successful follow-on offering, GW is in a strong position to continue to prepare for a NDA submission to the FDA in 2016 and to make necessary preparations toward a successful commercial launch."

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2015 second quarter and half year financial results today at 8:00 a.m. EDT / 1:00 p.m. BST. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID #13609474.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)	+44 20 7418 8900
James Steel / Clare Terlouw

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

2015 Second Quarter Financial Results

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 16 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, intellectual property portfolio and regulatory and manufacturing expertise. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex by the end of 2015. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type-2 diabetes, and schizophrenia.

U.S. Follow-on Offering

On 5 May 2015, GW successfully completed a U.S. follow-on offering on the NASDAQ Global Market issuing a total of 1,600,000 American Depositary Shares (“ADSs”) at a price of $112.00 per ADS. Total net proceeds after expenses were approximately $167.8 million (£110.4 million). The funds raised in this offering are primarily intended to fund further expansion of our Epidiolex manufacturing capability and build-up of inventory in preparation for U.S. launch, if Epidiolex is approved; clinical development of other orphan indication opportunities for Epidiolex, with an initial focus on Tuberous Sclerosis Complex; the advancement of other pipeline opportunities, including an intravenous CBD formulation in the treatment of NHIE; pre-launch commercialization activities for Epidiolex in the United States; and for other general corporate purposes.

Epilepsy Drug Development Programs

GW’s epilepsy franchise centers around two product candidates, Epidiolex, a liquid formulation of pure plant-derived cannabidiol (CBD), and GWP42006 (CBDV). GW is currently pursuing the development of CBD for a series of individual orphan epilepsy-related indications providing GW with significant new market opportunities. These development programs are funded completely by GW and GW retains all rights to commercialize any and all products that evolve from these programs.

Epidiolex®

GW is undertaking a formal development program for Epidiolex in the field of severe, drug-resistant childhood epilepsy with initial focus on conducting formal development programs for Epidiolex in the treatment of Dravet syndrome, Lennox-Gastaut syndrome (LGS) and Tuberous Sclerosis Complex (TSC). The Company has received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for Epidiolex for the treatment of both Dravet syndrome and LGS. Additionally, GW has received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency (EMA) for Epidiolex for the treatment of Dravet syndrome.

Dravet Syndrome

GW commenced a Phase 2/3 clinical trial of Epidiolex for Dravet syndrome in October 2014. This trial is designed as a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other anti-epileptic drugs. Part one was completed in February 2015, and included pharmacokinetic and dose-finding data elements in a total of 34 patients over a 3 week treatment period. Part two of the trial commenced in March 2015, and is a placebo-controlled safety and efficacy evaluation of Epidiolex over a 3-month treatment period in a total of 100 patients.

In April 2015, GW commenced an additional Phase 3 trial in Dravet syndrome which is recruiting an additional 150 patients in parallel with part two of the first Phase 2/3 trial.

GW expects to report top-line results from the Phase 2/3 trial around the end of 2015 and results from the second Phase 3 trial in the first quarter of 2016.

Lennox-Gastaut Syndrome

GW has commenced the first of two Phase 3 trials of Epidiolex in LGS and the second Phase 3 trial is expected to commence in calendar Q2 2015. The first trial is expected to recruit 150 patients and the second is expected to recruit 100 patients. The Company expects to report top-line results from both trials in the first quarter of 2016

Tuberous Sclerosis Complex

Based on the findings in the expanded access program, GW has continued to explore options to commence clinical development of Epidiolex in additional pediatric epilepsy indications. In April 2015, GW announced that its third target indication will be TSC and expects to commence Phase 3 clinical development in TSC in the second half of 2015.

TSC is a genetic disorder that causes non-malignant tumors to form in many different organs, primarily in the brain, eyes, heart, kidney, skin and lungs. The brain and skin are the most affected organs. TSC results from a mutation in tumor suppression genes TSC1 or TSC2. TSC is estimated to affect approximately 50,000 patients in the United States. The most common symptom of TSC is epilepsy, which occurs in 75 − 90% of patients, about 70% of whom experience seizure onset in their first year of life. Approximately 60% of these TSC patients (or approximately 25,000 of patients in the United States) have treatment-resistant seizures. The seizures of TSC are typically focal in onset. There are significant co-morbidities associated with TSC including cognitive impairment in 50%, autism spectrum disorders in up to 40% and neurobehavioral disorders in over 60% of individuals with TSC.

A number of patients with TSC have been treated with Epidiolex in the expanded access program. According to Geffrey AL et al. in a poster presentation at the American Epilepsy Society annual meeting in December 2014, of five TSC patients treated with Epidiolex, four patients experienced a reduction in seizures of 97% (n=2), 77% (n=1) and 40% (n=1) at week 16 compared to a 4 week baseline period. All three patients with cognitive impairment experienced cognitive gains and one of the two subjects with behavioral problems showed improvements. Since this poster presentation, additional TSC patients have commenced treatment with Epidiolex in the expanded access program.

Epidiolex U.S. Expanded Access Program

In parallel with the Company’s formal clinical trial program, the FDA has granted 20 intermediate expanded access INDs to independent physician investigators in the U.S to treat a total of approximately 420 children and young adults suffering from intractable epilepsy with Epidiolex. In addition, the FDA has granted further INDs to treat 225 additional patients under expanded access programs supported by 4 U.S. States and for which GW is supplying Epidiolex. The FDA may authorize expanded access programs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives.

On 22 April 2015, at the American Academy of Neurology Annual Meeting, physician reports of clinical effect data on 137 children and young adults with treatment-resistant epilepsy treated with Epidiolex under expanded access INDs for a period of at least 12 weeks was presented in a poster by Devinsky, O. et al. These data are from eleven U.S. hospital sites. In addition, physician reports of safety data were presented on 213 patients (137 patients with 12 weeks treatment effect data plus additional patients still in their first 12 weeks of treatment or who withdrew from treatment).

The 137 patients were predominately children with an average age of 11 years and ranged from 2 to 26 years of age. In all cases, Epidiolex was added to current anti-epileptic drug, or AED, treatment regimes. On average, patients were taking approximately three other AEDs. The patients reported in the program had Dravet syndrome (18% of the total) and LGS (16% of the total), as well as 10 other types of severe epilepsy.

Highlights of the clinical effect data were as follows:

•	For all patients (n=137), after 12 weeks treatment, there was a 54% median reduction in seizure frequency, with 51% of patients achieving a response of at least 50%. At the end of 12 weeks, 9% of all patients were seizure-free.

•	For the patients with diagnoses other than Dravet syndrome (n=112), after 12 weeks treatment, there was a 50% median reduction in seizure frequency, with 50% of patients achieving a response of at least 50%.

•	For the patients with Dravet syndrome (n=25), after 12 weeks treatment, there was a 65% median reduction in seizure frequency, with 56% of patients achieving a response of at least 50%. At the end of 12 weeks, 16% of Dravet syndrome patients were seizure-free. Of the 23 patients with Dravet syndrome who had convulsive seizures at baseline, after 12 weeks treatment, there was a 53% median reduction in convulsive seizures.

•	For all patients with “atonic” (drop) seizures at baseline (n=27), after 12 weeks treatment, there was a 67% median reduction in the number of atonic seizures.

•	For the LGS patients with drop seizures at baseline (n=11), after 12 weeks treatment, there was a 55% median reduction in the number of drop seizures.

The most common adverse events (occurring in 10% or more patients and resulting from all causes) were: Somnolence (21%); Diarrhea (17%); Fatigue (17%); and decreased appetite (16%). Most adverse events were mild or moderate and transient. 10 patients (5%) reported an adverse event leading to discontinuation, 3 of whom subsequently restarted treatment with Epidiolex. There were 14 withdrawals from treatment due to lack of clinical effect. Serious adverse events (SAEs) were reported in 52 patients. Of these, SAEs in 22 patients were deemed possibly related to treatment.

GW expects additional clinical effect data to be reported at upcoming medical meetings during the second half of 2015.

CBDV (cannabidivarin) Development Program

GW is developing a second epilepsy product candidate GWP42006, which features the non-psychoactive cannabinoid CBDV as the primary cannabinoid. CBDV is similar in chemical structure to CBD and has also shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. GW has completed a Phase 1 trial of GWP42006 in 66 healthy subjects. In this trial, GWP42006 was well tolerated even at the highest tested dose. There were no serious or severe adverse events, nor any withdrawals due to adverse events.

GW has recently commenced a Phase 2 study of GWP42006 in patients with epilepsy and expects data from that study in the first half of 2016. GWP42006 has the potential for development in the field of pediatric epilepsy as well as the broader epilepsy market.

CBD/CBDV Intellectual Property Portfolio

GW’s patent portfolio has strengthened recently with Notices of Allowance (NoA) from the U.S. Patent and Trademark Office (USPTO) for patent applications protecting the use of CBD in the treatment of partial seizures and for CBDV in the treatment of patients with epilepsy. The issued patents from these applications will provide an exclusivity period until June 2030 and March 2031 respectively.

GW’s patent portfolio includes fourteen patent families containing one or more pending and/or issued patents with claims related to the use of CBD and/or CBDV in the treatment of epilepsy as well as compositions, extraction techniques, CBD and CBDV extracts and highly purified plant-derived CBD.

Sativex in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

In January 2015, GW announced top-line results from the first of three Sativex pivotal Phase 3 cancer pain trials. In this first trial, Sativex (as adjunctive treatment to optimized chronic opioid therapy) was well tolerated but did not meet the primary endpoint of demonstrating a statistically significant difference from placebo. GW has two additional pivotal Phase 3 trials ongoing which are due to report top-line data in the second half of 2015. Since the two ongoing Phase 3 trials are studying the same patient population and use the same endpoints, GW considers that the probability of success in these trials is low.

The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd, who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in Multiple Sclerosis (MS)

Sativex is currently approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the U.S. In the U.S., a request for Special Protocol Assessment (“SPA”) has been submitted to the FDA for a proposed single Phase 3 study.

Other Orphan Product Programs

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury due to asphyxia caused during birth resulting from deprivation of oxygen during birth (hypoxia) as a result of a sentinel event such as ruptured placenta, parental shock and even increased heart rate. GW estimates, 6,500 to 12,000 cases of NHIE occur in the U.S. each year. Of these, 35% are expected to die in early life and 30% will end up with permanent disability. There are currently no FDA-approved medicines specifically indicated for NHIE. The current standard of care for NHIE patients is to induce hypothermia. Even if a patient is put into induced hypothermia there is still a significant rate of morbidity and mortality, with a meta-analysis of the available data revealing a 27% death rate. Among the patients who survive NHIE, 28% suffer from major neurodevelopment issues and 26% develop Cerebral Palsy.

GW has held a pre-IND meeting with the FDA to discuss the development program for an intravenous CBD formulation in the treatment of NHIE. In April 2015, the Company received Orphan Drug Designation from the FDA for Epidiolex for the treatment of NHIE and expects to submit an IND application mid-2015 with a view to commencing a Phase 1 trial in healthy volunteers in the second half of 2015.

Glioma

GW is testing its product candidate GWP42002:GWP42003 in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the European Medicines Agency. In pre-clinical models, GW has shown cannabinoids to be orally active in the treatment of gliomas and have shown tumor response to be positively associated with tissue levels of cannabinoids.

In 2014, GW commenced a Phase 1b clinical trial in patients with recurrent GBM. The first phase of this trial was an open-label safety evaluation of GWP42002:GWP42003 in combination with temozolomide. This phase of treatment is now complete. Safety data from this initial patient cohort has been assessed by the independent safety monitoring board and their approval has been given to proceed into a placebo-controlled phase which is now randomizing patients. GW expects the second phase of this study to complete recruitment in 2015 with data expected in 2016.

Other Pipeline Programs

Schizophrenia

GW’s product candidate, GWP42003, has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the dopamine D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

A Phase 2a trial of GWP42003 for the treatment for schizophrenia has completed recruitment and top line data is expected in the second half of 2015.

Type-2 Diabetes

GW is testing its product candidate GWP42004 in the treatment of type-2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. The study will compare the efficacy, safety and tolerability of GWP42004 compared with placebo and is expected to complete in 2016. GW believes that if the Phase 2 study confirms the earlier Phase 2 findings, GWP42004 would have the potential to offer a novel orally-administered treatment option in this large potential market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 March 2015, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the 3 and 6 months ended 31 March 2015 have been translated into U.S. dollars at the rate on 31 March 2015 of $1.4850 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognising these revenues are set out in detail in Note 2 to the consolidated financial statements for the year ended 30 September 2014 included in the Company’s 2014 UK annual report for the year ended 30 September 2014 (available from GW’s website at www.gwpharm.com).

The principal factors affecting GW’s profitability and operating cash flow are the amount of GW-funded research and development expenditure timing, the rate of growth of Sativex product revenues, the amount of development and approval milestone receipts from the Company’s commercial partners.

Expenditure on research and development activities is recognised as an expense in the period in which the expense is incurred. A proportion of GW’s research and development expenditure is funded by the Company’s collaboration partners. GW refers to this as “partner-funded research and development expenditure”. Most of this expenditure currently relates to the Sativex cancer pain development for the U.S market which is wholly funded by Otsuka.

GW also incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product Phase 2 trials, currently in the areas of adult epilepsy, glioma, schizophrenia, and type-2 diabetes. GW refers to this as “GW-funded research and development expenditure.”

Management and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other management and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S. and on the AIM Market in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

Net foreign exchange gains/losses primarily result from unrealized gains from translating the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to Sterling exchange rate.

As a U.K. resident trading entity, GW is subject to U.K. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As a company that carries out extensive research and development activities, GW benefits from the U.K. research and development tax credit regime, whereby the Company’s principal research subsidiary company, GW Research Limited, is able to surrender the trading losses that arise from its research and development activities for a cash rebate. This has resulted in a tax credit for each of the periods reported herein, as disclosed in the tax benefit line of the condensed consolidated income statements.

Results of Operations:

Comparison of the three months ended 31 March 2015 and 31 March 2014:

Revenue

Total revenue for the three months to 31 March 2015 was £6.4 million, compared to £7.5 million for the three months ended 31 March 2014. This decrease of £1.1 million comprises:

•	£0.7 million decrease in research and development fees to £5.1 million for the three months ended 31 March 2015 from £5.8 million for the three months ended 31 March 2014. This reflects the conclusion of the Group’s first Sativex Phase 3 cancer pain clinical trial in the period.

•	£0.4 million decrease in Sativex product sales revenues to £0.9 million for the three months ended 31 March 2015 compared to £1.3 million for the three months ended 31 March 2014.

Other revenue streams, individually, did not change by a material amount.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 31 March 2015 were 30% higher than the three months ended 31 March 2014. GW’s sales volume to partners decreased by 7% in the three months ended 31 March 2015 compared to the three months ended 31 March 2014 due to the timing of shipments.

Sativex product sales revenue for the three months ended 31 March 2015 was negatively impacted by the decision in January 2015 of the Italian Medicines Agency to impose a maximum budget for Sativex sales in Italy for 2013 and 2014. This budget has been exceeded, and therefore reimbursement may be required for the excess. It is the Group’s intention to challenge this judgement. An additional £0.2 million rebate provision was recognized in the three months ended 31 March 2015 reflecting management’s best estimate of the probable settlement.

Cost of sales

Cost of sales for the three months ended 31 March 2015 of £0.6 million is consistent with the £0.6 million recorded in the three months ended 31 March 2014.

Research and development expenditure

Total research and development expenditure for the three months ended 31 March 2015 of £15.3 million increased by £3.5 million compared to the £11.8 million incurred in the three months ended 31 March 2014.

Partner funded research and development expenditure decreased by £0.7 million to £5.1 million for the three months ended 31 March 2015 from £5.8 million for the three months ended 31 March 2014. This decrease reflects the conclusion of the first Sativex Phase 3 cancer pain clinical trial in the period.

GW-funded research and development expenditure increased by £4.2 million to £10.2 million for the three months ended 31 March 2015 from £6.0 million for the three months ended 31 March 2014. The increase is due to:

•	£2.4 million increase in epilepsy and other GW-funded clinical program costs - reflecting the costs associated with the set-up phase for GW's Dravet and Lennox-Gastaut syndrome Epidiolex studies, cost of our other pipeline studies and costs of providing regulatory support and Epidiolex under the increasing number of FDA-authorized expanded access INDs.

•	£1.0 million increase in costs of growing an increased volume of high CBD plant material for the Epidiolex development program.

•	£0.6 million increase in staff and employment-related expenses linked to increased headcount as the Group expands its team in the UK and the U.S. to enable execution of the epilepsy development program.

•	£0.2 million increase in depreciation of R&D assets and other property-related overheads.

Management and administrative expenses

Management and administrative expenses for the three months ended 31 March 2015 of £3.8 million increased by £1.9 million compared to the £1.9 million incurred in the three months ended 31 March 2014. This net increase reflects:

•	A £1.5 million increase in respect of pre-launch commercialization costs in the U.S.
•	A £0.3 million increase in respect of increased accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.
•	A £0.2 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.
•	A £0.1 million decrease in respect of employee-related expenses, comprising:
o	a £0.2 million decrease in the charge in respect of the provision for payroll taxes on unrealized staff share option gains;
o	and a £0.1 million increase in payroll costs driven by increased headcount.

Net foreign exchange gains / (losses)

Net foreign exchange gains/(losses) for the three months ended 31 March 2015 was a gain of £4.1 million, an increase of £4.3 million compared to the £0.2 million loss recorded for the three months ended 31 March 2014. In both periods the gain/(loss) recognised relates to the remeasurement of the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to Sterling exchange rate at 31 March 2015. Dollar denominated cash deposits totalled $124 million (£83.5 million equivalent) at 31 March 2015 and averaged $137 million in the period (£92.3 million equivalent).

Taxation

Our tax credit was £1.8 million for the three months ended 31 March 2015, which represents a decrease of £0.1 million compared to a £1.9 million credit recorded in the three months ended 31 March 2014.

In the three months ended 31 March 2015, GW recorded a tax credit of £1.8 million made up of the recognition of an accrued £1.8 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 March 2015.

In the three months ended 31 March 2014, GW recorded a tax credit of £1.9 million made up of: (i) the recognition of an accrued £1.5 million research and development tax credit to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 March 2014; (ii) the recognition of an additional £0.3 million of research and development tax credits in respect of the year ended 30 September 2013 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period and; (iii) recording of £0.1 million of net deferred tax credit due to the fact that an additional deferred tax asset was recognized in respect of prior tax loss attributes expected to be utilized to offset profits earned in the three months ended 31 March 2014 by GW Pharma Limited.

Profit/Loss

The Group reported a loss after tax for the three months ended 31 March 2015 of £7.5 million compared with a loss after tax for the three months ended 31 March 2014 of £5.2 million.

Results of Operations:

Comparison of the six months ended 31 March 2015 and 31 March 2014:

Revenue

Total revenue for the six months to 31 March 2015 was £14.3 million, compared to £15.0 million for the six months ended 31 March 2014. This decrease of £0.7 million comprises:

•	£0.6 million decrease in research and development fees to £11.6 million for the six months ended 31 March 2015 compared to £12.2 million for the six months ended 31 March 2015. This decrease represents the conclusion of the first of our Sativex Phase 3 cancer pain trials in the period.

•	£0.1 million decrease in Sativex product sales revenues to £2.0 million for the six months ended 31 March 2015 compared to £2.1 million for the six months ended 31 March 2014.

Other revenue streams, individually, did not change by a material amount.

Sativex in-market sales volumes sold by GW’s commercial partners for the six months ended 31 March 2015 were 32% higher than the six months ended 31 March 2014.

The decrease in Sativex product sales for the six months ended 31 March 2015 compared to the six months ended 31 March 2014 was driven by the recognition of an additional £0.2 million rebate provision for the Italian market, as noted in the three month analysis above, offset by an increase in shipments to commercial partners.

Cost of sales

Cost of sales for the six months ended 31 March 2015 of £1.2 million represent an increase of £0.2 million compared to the £1.0 million recorded in the six months ended 31 March 2014. This increase reflects the growth in the volume of Sativex inventory shipped to commercial partners in the six months ended 31 March 2015.

Research and development expenditure

Total research and development expenditure for the six months ended 31 March 2015 of £30.5 million increased by £9.5 million compared to the £21.0 million incurred in the six months ended 31 March 2014.

Partner funded research and development expenditure decreased by £0.6 million to £11.6 million for the six months ended 31 March 2015 from £12.2 million for the six months ended 31 March 2014. This decrease reflects the conclusion of the first Sativex Phase 3 cancer pain clinical trial in the period.

GW-funded research and development expenditure increased by £10.1 million to £18.9 million for the six months ended 31 March 2015 from £8.8 million for the six months ended 31 March 2014. The increase is due to:

•	£4.6 million increase in epilepsy and other GW-funded clinical program costs - reflecting the costs associated with the set-up phase for GW's Dravet and Lennox-Gastaut syndrome Epidiolex studies, cost of our other pipeline studies and costs of providing regulatory support and Epidiolex under the increasing number of FDA-authorized expanded access INDs.
•	£3.2 million increase in staff and employment-related expenses linked to increased headcount as the Group expands its team in the UK and the U.S. to enable execution of the epilepsy development program.
•	£1.3 million increase in costs of growing an increased volume of high CBD plant material for the Epidiolex development program.
•	£1.0 million increase in depreciation of R&D assets and other property-related overheads.

Management and administrative expenses

Management and administrative expenses for the six months ended 31 March 2015 of £4.6 million increased by £1.5 million compared to the £3.1 million incurred in the three months ended 31 March 2014. This net increase reflects:

•	A £1.6 million increase in respect of pre-launch commercialization costs in the U.S.
•	A £0.4 million increase in respect of increased accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.
•	A £0.2 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.
•	A £0.7 million decrease in respect of employee-related expenses, comprising:
o	a £1.0 million decrease in the charge in respect of the provision for payroll taxes on unrealized staff share option gains; and
o	a £0.3 million increase in payroll costs driven by increased headcount.

Net foreign exchange gains / (losses)

Net foreign exchange gains/(losses) for the six months ended 31 March 2015 was a gain of £8.2 million, an increase of £8.7 million compared to the £0.5 million loss recorded for the six months ended 31 March 2014. In both periods the gain/(loss) recognised relates to the remeasurement of the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to Sterling exchange rate at 31 March. Dollar denominated cash deposits totalled $124 million (£83.4 million equivalent) at 31 March 2015 and averaged $147 million in the period (£98.7 million equivalent).

Taxation

Our tax credit was £2.8 million for the six months ended 31 March 2015, which represents an increase of £0.2 million compared to a £2.6 million credit recorded in the six months ended 31 March 2014.

In the six months ended 31 March 2015, GW recorded a tax credit of £2.8 million made up of: (i) the recognition of an accrued £2.7 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the six months ended 31 March 2015; (ii) the recognition of an additional £0.2 million of research and development tax credits in respect of the year ended 30 September 2014 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period and; (iii) recording of £0.1 million of deferred tax expense due to the fact that previously recognized losses have been utilized to offset profits earned in the six months ended 31 March 2015 by GW Pharma Limited.

In the six months ended 31 March 2014, GW recorded a tax credit of £2.6 million made up of: (i) the recognition of an accrued £2.4 million research and development tax credit to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the six months ended 31 March 2014; (ii) the recognition of an additional £0.3 million of research and development tax credits in respect of the year ended 30 September 2013 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period and; (iii) recording of £0.1 million of deferred tax expense due to the fact that previously recognized losses have been utilized to offset profits earned in the six months ended 31 March 2014 by GW Pharma Limited.

Profit/Loss

The Group reported a loss after tax for the six months ended 31 March 2015 of £10.9 million compared with a loss after tax for the six months ended 31 March 2014 of £8.0 million.

Liquidity and Capital Resources

Cash Flow

Net cash outflow from operating activities for the six months ended 31 March 2015 of £14.3 million was £5.0 million higher than the £9.3 million outflow from operating activities for the six months ended 31 March 2014, principally reflecting the increase in investment in Epidiolex and other pipeline research and development activities.

Capital expenditure for the six months ended 31 March 2015 of £10.2 million, consisting primarily of ongoing upgrades to our cannabinoid extraction and Epidiolex manufacturing and growing facilities, was £8.2 million higher than the £2.0 million for the six months ended 31 March 2014.

Net cash flow from financing activities decreased by £67.4 million to a £0.3 million inflow in the six months ended 31 March 2015 compared to a £67.7 million inflow for the six months ended 31 March 2014 due to a £56.7 million reduction in net equity funding, a £4.0 million reduction in fit out funding, a £5.3 million reduction in warrant exercise proceeds and a £1.3 million reduction in proceeds on the exercise of employee share options.

As at 31 March 2015, GW had a closing cash position of £148.6 million compared to £164.5 million as at 30 September 2014.

Property, plant and equipment

Property, plant and equipment at 31 March 2015 increased by £10.2 million to £21.8 million from £11.6 million at 30 September 2014. This increase reflects the upgrade and expansion of new cannabinoid extraction facilities and growing facilities for Epidiolex production.

Inventories

Inventories at 31 March 2015 decreased by £0.3 million to £4.5 million from £4.8 million at 30 September 2014. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £0.1 million realisable value provision (30 September 2014: £0.4 million). During the six months ended 31 March 2015, the provision for inventories reduced by £0.3 million as a result of having utilized some of the Group’s oldest work in progress in research and development.

Trade receivables and other receivables

Trade receivables and other receivables at 31 March 2015 increased by £0.9 million to £2.8 million from £1.9 million at 30 September 2014. This is due to an increase in Sativex shipments in March 2015 of £0.5 million, an increase in recoverable value added tax on expenditure of £0.2 million and a £0.2 million increase in prepaid rent as a result of the timing of rental invoices.

Trade and other payables

Current trade and other payables at 31 March 2015 increased by £3.4 million to £15.8 million from £12.4 million at 30 September 2014. This increase reflects a £4.3 million increase in trade payables and accruals as a result of the continued expansion of GW funded clinical trials and manufacturing capability offset by a £0.9 million decrease in the provision held for revenue rebates to our commercial partners.

Non-current trade and other payables at 31 March 2015 increased by £0.2 million to £8.1 million from £7.9 million at 30 September 2014. This reflects a £0.2 million increase resulting from accrued interest on the finance facility provided by the Group’s landlord for the cannabinoid extraction facility current under construction.

Headcount

Average headcount for the six months ended 31 March 2015 was 320 (31 March 2014: 207).

Guidance

There are no proposed changes to the 2015 guidance as provided at the time of GW’s 2014 year end results announcement.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out in the Company’s Annual Report on Form 20-F filed by the Company with the SEC on 4 December 2014 and was updated in the Company’s Prospectus Supplement as filed with the SEC on 30 April 2015. The following summary of key risks for the Group are as highlighted below:

•	Until we obtain regulatory approval for a product other than Sativex, our future success will depend heavily on the continued successful commercialisation of our only approved product, Sativex, which is currently being commercialized for MS spasticity outside the United States.

•	In addition to Sativex for MS spasticity, our success will depend on our ability to successfully commercialise our product pipeline, including Epidiolex for Dravet syndrome and LGS and Sativex for cancer pain, none of which may receive regulatory approval or be successfully commercialized. In this regard, and as noted above, the results of the first of three Phase 3 cancer pain trials to be completed for Sativex did not show a statistically significant difference for Sativex compared with placebo. Since the two ongoing Phase 3 trials are studying the same patient populations and use the same endpoints, we consider the probability of success in these trials as low.

•	In respect of our product candidates targeting orphan indications, there is no assurance that we will successfully obtain orphan drug exclusivity for any of our product candidates. Even if we obtain orphan drug exclusivity for any of our product candidates this exclusivity may afford limited protection and may be lost if the FDA later determines that the request for designation was materially defective, or if we are unable to assure sufficient quantity of the drug. Further if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.

•	Expanded access studies are uncontrolled, carried out by individual physician investigators independent from GW, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. These studies contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information, including the statistical principles that the independent physician investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in these trials. Reliance on such information may lead to Phase 2 and/or Phase 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex.

•	We expect to face intense competition, often from companies with greater resources and experience that we have. If we are unable to scale up and compete successfully our commercial opportunities may be reduced. In addition, there are non-FDA approved CBD preparations being made available from companies in the medical marijuana industry, which may be competitive to Epidiolex.

•	Problems in our manufacturing process, failure to comply with manufacturing regulations, unexpected increases in our manufacturing costs or an inability to meet unexpected demands for our products could harm our business, results of operations and financial condition.

•	Sativex, Epidiolex and our other product candidates contain controlled substances, the use of which may generate public controversy around our business which could negatively impact the commercial success of any of our approved products or the future development of our product candidates.

•	If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our revenue and prospects for profitability will suffer.

•	We have significant and increasing liquidity needs and may require additional funding. There is no guarantee we will be able to raise such additional funding or raise such funding on reasonable terms.

•	Any failure by us to comply with existing or future regulations could harm our reputation and operating results.

•	Legislative or regulatory reform of the health care system, or the laws governing the use of marijuana for medicinal or recreational use, in the United States and foreign jurisdictions may affect our ability to profitably sell our products, if approved.

•	Our ability to research, develop and commercialize Sativex and our product candidates is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.

•	Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.

•	We may not be able to maintain and protect our proprietary technology and assets and third parties may assert that we infringe their patents and proprietary rights, which could impair our proprietary cannabinoid product platform and commercial opportunities and adversely affect our operating profits.

•	We depend substantially on the commercial expertise of our collaboration partners, and rely on Otsuka’s funding of the clinical program for Sativex in cancer pain and MS. Should the results of another Phase 3 cancer pain trial for Sativex fail to show a statistically significant difference for Sativex compared with placebo we cannot be certain that Otsuka will not terminate their agreement.

•	Sativex and the other product candidates we are developing will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition. Failure to comply with these laws and regulations may also harm our reputation.

•	New investors may experience future dilution as a result of future issues of equity.

•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

GW continues to face a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results.

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the 3 and 6 months ended 31 March 2015.

The directors do not consider that the principal risks and uncertainties have changed since the Annual Report on Form 20-F for the year ended 30 September 2014 was filed by the Group with the SEC on 4 December 2014.

Related party transactions

The Group did not enter into any related party transactions during the period.

Justin Gover	Adam George
Chief Executive Officer	Chief Financial Officer

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is also advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 clinical development for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected in this news release and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statement

Three months ended 31 March 2015

		Three months ended		Three months ended		Three months ended
		31 March		31 March		31 March
	Notes	2015		2015		2014
		$000’s		£000’s		£000’s
Revenue	2	9,432		6,351		7,527
Cost of sales		(958)		(645)		(640)
Research and development expenditure	3	(22,812)		(15,362)		(11,885)
Management and administrative expenses		(5,635)		(3,794)		(1,851)
Net foreign exchange gain/(loss)		6,156		4,145		(243)
Operating loss		(13,817)		(9,305)		(7,092)
Interest income		105		71		26
Interest expense		(28)		(19)		(19)
Loss before tax		(13,740)		(9,253)		(7,085)
Tax benefit	4	2,605		1,754		1,889
Loss for the period		(11,135)		(7,499)		(5,196)

Loss per share – basic and diluted	5	(4.8	c)	(3.2	p)	(2.5	p)

All activities relate to continuing operations.

GW Pharmaceuticals plc

Condensed consolidated income statement

Six months ended 31 March 2015

		Six months ended		Six months ended		Six months ended
		31 March		31 March		31 March
	Notes	2015		2015		2014
		$000’s		£000’s		£000’s
Revenue	2	21,261		14,317		15,015
Cost of sales		(1,803)		(1,214)		(998)
Research and development expenditure	3	(45,274)		(30,487)		(21,037)
Management and administrative expenses		(6,826)		(4,597)		(3,126)
Net foreign exchange gain/(loss)		12,146		8,179		(479)
Operating loss		(20,496)		(13,802)		(10,625)
Interest income		170		114		56
Interest expense		(58)		(39)		(39)
Loss before tax		(20,384)		(13,727)		(10,608)
Tax benefit	4	4,191		2,823		2,596
Loss for the period		(16,193)		(10,904)		(8,012)

Loss per share – basic and diluted	5	(6.8	c)	(4.6	p)	(4.1	p)

All activities relate to continuing operations.

Consolidated statement of comprehensive loss

For the six months ended 31 March 2015

	Six months ended 31 March 2015 £000’s	Six months ended 31 March 2014 £000’s
Loss for the period	(10,904)	(8,012)
Items that may be reclassified subsequently to profit or loss
Exchange differences on retranslation of foreign operations	(36)	-
Other comprehensive loss for the period	(36)	-
Total comprehensive loss for the period	(10,940)	(8,012)

GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Six months ended 31 March 2015

	Called-up	Share
	share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Issue of share capital	34	57,333	-	-	57,367
Expense of new equity issue	-	(577)	-	-	(577)
Exercise of share options	1	1,708	-	-	1,709
Exercise of warrants	3	5,284	(922)	922	5,287
Share-based payment transactions	-	-	-	566	566
Loss for the period	-	-	-	(8,012)	(8,012)
Balance at 31 March 2014	216	147,753	19,262	(75,489)	91,742

Balance at 1 October 2014	237	220,551	19,260	(81,464)	158,584
Issue of share capital	-	59	-	-	59
Exercise of share options	-	379	-	-	379
Share-based payment transactions	-	-	-	806	806
Loss for the period	-	-	-	(10,904)	(10,904)
Other comprehensive loss	-	-	(36)	-	(36)
Balance at 31 March 2015	237	220,989	19,224	(91,562)	148,888

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 March 2015

		As at 31 March	As at 31 March	As at 30 September
	Notes	2015	2015	2014

Non-current assets		$000’s	£000’s	£000’s
Goodwill		7,736	5,210	5,210
Other intangible assets		85	57	-
Property, plant and equipment		32,381	21,805	11,639
Deferred tax asset	4	310	208	277
		40,512	27,280	17,126
Current assets
Inventories	6	6,646	4,475	4,777
Taxation recoverable		4,050	2,728	5,251
Trade receivables and other assets	7	4,101	2,761	1,857
Cash and cash equivalents		220,719	148,632	164,491
		235,516	158,596	176,376
Total assets		276,028	185,876	193,502
Current liabilities
Trade and other payables	8	(23,493)	(15,820)	(12,376)
Obligations under finance leases	10	(221)	(149)	(126)
Deferred revenue	9	(5,875)	(3,956)	(4,827)
		(29,589)	(19,925)	(17,329)

Non-current liabilities
Trade and other payables	8	(11,965)	(8,057)	(7,927)
Obligations under finance leases	10	(2,528)	(1,703)	(1,781)
Deferred revenue	9	(10,846)	(7,303)	(7,881)
Total liabilities		(54,928)	(36,988)	(34,918)
Net assets		221,100	148,888	158,584

Equity
Share capital		353	237	237
Share premium account		328,169	220,989	220,551
Other reserves		28,548	19,224	19,260
Accumulated deficit		(135,970)	(91,562)	(81,464)
Total equity	221,100	148,888	158,584

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the six months ended 31 March 2015

	Six months ended	Six months ended	Six months ended
	31 March	31 March	31 March
	2015	2015	2014
			As restated[1]
	$000’s	£000’s	£000’s
Loss for the period	(16,193)	(10,904)	(8,012)
Adjustments for:
Interest income	(170)	(114)	(56)
Interest expense	58	39	39
Tax benefit	(4,191)	(2,823)	(2,596)
Depreciation of property, plant and equipment	1,509	1,016	641
Amortisation of intangible assets	3	2	-
Net foreign exchange gains	(12,274)	(8,265)	(1,008)
Increase/(decrease) in provision for inventories	19	13	(341)
Loss on disposal of property, plant and equipment	2	1	-
Share-based payment charge	1,197	806	566
	(30,040)	(20,229)	(10,767)
Decrease in inventories	429	289	234
(Increase)/decrease in trade receivables and other assets	(1,342)	(904)	197
Increase in trade and other payables and deferred revenue	1,643	1,106	1,081
Cash used in operations	(29,310)	(19,738)	(9,255)
Research and development tax credits received	8,041	5,415	-
Net cash outflow from operating activities	(21,269)	(14,323)	(9,255)
Investing activities
Interest received	167	113	71
Purchases of property, plant and equipment	(15,094)	(10,165)	(2,011)
Purchase of intangible assets	(88)	(59)	-
Proceeds from sales of property, plant and equipment	1	1	-
Net cash outflow from investing activities	(15,014)	(10,110)	(1,940)
Financing activities
Proceeds on exercise of share options	563	379	1,708
Proceeds of new equity issue	88	59	57,367
Expenses of new equity issue	-	-	(577)
Proceeds of warrant exercise	-	-	5,287
Interest paid	(65)	(44)	(37)
Proceeds from fit out funding	-	-	4,010
Capital element of finance leases	(82)	(55)	(48)
Net cash inflow from financing activities	504	339	67,710
Effect of foreign exchange rate changes on cash and cash equivalents	12,229	8,235	1,008
Net (decrease)/increase in cash and cash equivalents	(23,550)	(15,859)	57,523
Cash and cash equivalents at beginning of the period	244,269	164,491	38,069
Cash and cash equivalents at end of the period	220,719	148,632	95,592

1See Note 1.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

1. Significant accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements for the three and six month periods ended 31 March 2015 and 31 March 2014 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union. These statements were approved by the Board on 11 May 2015.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2014 was derived from the audited financial statements.

Accounting policies

The significant accounting policies and methods of computation adopted in the preparation of these interim condensed financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2014 in accordance with IFRSs. These interim financial statements include all adjustments, which are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group adopted the following accounting policy during the period:

Intangible Assets

Intangible assets are stated at cost less provisions for amortisation and impairments. Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives using the straight-line basis from the time they are available for use. The estimated useful lives for determining the amortisation take into account patent lives and related product application, but do not exceed their lifetime. Asset lives are reviewed annually and adjusted where necessary. Contingent milestone payments are recognised at the point that the contingent event becomes certain. Any subsequent development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

IFRS 15 establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The core principle in that framework is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard was published in May 2014 and the effective date has potentially been delayed to reporting periods beginning on or after 1 January 2018. The Group is currently finalising its work on the implementation, which is expected to be limited to historic revenue-generative partner agreements. The Directors do not expect that the adoption of other standards and Interpretations in future periods will have a material impact on the financial statements of the Group.

The information for the period ended 30 September 2014 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 March 2015, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the 3 and 6 months ended 31 March 2015 have been translated into U.S. dollars at the rate on 31 March 2015 of $1.4850 to £1.0000. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

Restatement – cash flow statement

In the Group’s unaudited condensed consolidated cash flow statement for the comparative six month period ended 31 March 2014 the Group previously included proceeds received in respect of fit out funding of £4.0 million as part of operating cash flows, rather than as part of financing cash flows. This classification error has been corrected in these interim financial statements. The impact of this reclassification on the cash flow statement for the six months ended 31 March 2014 was to increase operating cash outflow by £4.0m from £5.3 million as previously reported to £9.3 million and to increase financing cash inflow by £4.0m from £63.7 million as previously reported to £67.7 million. Non-cash financing activities in respect of fit out funding for the six month period ended 31 March 2014 were £1.5 million.

This reclassification had no impact on the loss, net change in cash and cash equivalents for the period or on the closing cash balance previously reported.

Going concern

At 31 March 2015 the Group had cash and cash equivalents of £148.6 million. As highlighted in Note 11, on 5 May 2015 the Group completed an equity financing raising expected net proceeds after expenses of $167.8 million (£111.0 million). The Group is also generating revenues from Sativex sales, milestone payments and research and development fees receivable from pharmaceutical licensing partners. The Directors have reviewed the working capital and research and development funding requirements of the Group for the next twelve months and consider that the cash and cash equivalents, recurring revenues, together with the strong development partner relationships that are in place, mean that the Group is well placed to manage its future cash requirements.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the three and six months ended 31 March 2015.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

2. Segmental Information

Operating Segments

Information reported to the Company’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•	Commercial: The Commercial segment distributes and sells the Group’s commercial products. Currently Sativex is promoted through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The commercial segment will include revenues from the direct marketing of other future approved commercial products. The Group has licensing agreements for the commercialisation of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the U.S., Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, license, collaboration, and technical access fees, and development and approval milestone fees.

•	Sativex Research and Development: The Sativex Research and Development (“Sativex R&D”) segment seeks to maximise the potential of Sativex through the development of new indications. The current focus for this segment is the Phase III clinical development programme of Sativex for use in the treatment of cancer pain. The Group also believe that MS spasticity represents an attractive indication for the U.S. and we intend to pursue an additional clinical development programme for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase II trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programmes. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using our proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, a treatment for Dravet syndrome and Lennox-Gastaut syndrome, a second epilepsy product candidate as well as other product candidates in Phase I and II clinical development for glioma, ulcerative colitis, type-2 diabetes and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies. Segment result represents the result of each segment without allocation of share-based payment expenses, and before management and administrative expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Company’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

Segmental revenues and results

For the Three Months Ended 31 March 2015

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	870	-	-	870	-	870
Research and development fees	-	5,027	111	5,138	-	5,138
License, collaboration and technical access fees	343	-	-	343	-	343
Total revenue	1,213	5,027	111	6,351		6,351
Cost of sales	(645)	-	-	(645)	-	(645)
Research and development expenditure	(43)	(6,098)	(8,734)	(14,875)	(487)	(15,362)
Segmental result	525	(1,071)	(8,623)	(9,169)	(487)	(9,656)
Management and administrative expenses						(3,794)
Net foreign exchange gain						4,145
Operating loss						(9,305)
Interest income						71
Interest expense						(19)
Loss before tax						(9,253)
Tax benefit						1,754
Loss for the period						(7,499)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 31 March 2015:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	(46)	(167)	(291)	(504)	(20)	(524)
Increase in provision for inventories	(43)	-	-	(43)	-	(43)

1	The research and development expenditure in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

Segmental revenues and results

For the Three Months Ended 31 March 2014

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	1,331	-	-	1,331	-	1,331
Research and development fees	-	5,663	185	5,848	-	5,848
License, collaboration and technical access fees	348	-	-	348	-	348
Total revenue	1,679	5,663	185	7,527	-	7,527
Cost of sales	(640)	-	-	(640)	-	(640)
Research and development expenditure	(3)	(7,039)	(4,638)	(11,680)	(205)	(11,885)
Segmental result	1,036	(1,376)	(4,453)	(4,793)	(205)	(4,998)
Management and administrative expenses						(1,851)
Net foreign exchange loss						(243)
Operating loss						(7,092)
Interest income						26
Interest expense						(19)
Loss before tax						(7,085)
Tax benefit						1,889
Loss for the period						(5,196)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the three months ended 31 March 2014:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	-	(123)	(214)	(337)	-	(337)
Decrease/(increase) in provision for inventories	132	(135)	-	-	-	(3)

1	The research and development expenditure in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

Segmental revenues and results

For the Six Months Ended 31 March 2015

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	1,960	-	-	1,960	-	1,960
Research and development fees	-	11,319	234	11,553	-	11,553
License, collaboration and technical access fees	707	-	-	707	-	707
Development and approval milestones	97	-	-	97	-	97
Total revenue	2,764	11,319	234	14,317	-	14,317
Cost of sales	(1,214)	-	-	(1,214)	-	(1,214)
Research and development expenditure	(12)	(13,386)	(16,412)	(29,810)	(677)	(30,487)
Segmental result	1,538	(2,067)	(16,178)	(16,707)	(677)	(17,384)
Management and administrative expenses						(4,597)
Net foreign exchange gain						8,179
Operating loss						(13,802)
Interest income						114
Interest expense						(39)
Loss before tax						(13,727)
Tax benefit						2,823
Loss for the period						(10,904)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the six months ended 31 March 2015:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	(100)	(235)	(626)	(961)	(55)	(1,016)
Increase in provision for inventories	(12)	(1)	-	-	-	(13)

1	The research and development expenditure in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

Segmental revenues and results

For the Six Months Ended 31 March 2014

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	2,135	-	-	2,135	-	2,135
Research and development fees	-	11,884	324	12,208	-	12,208
License, collaboration and technical access fees	672	-	-	672	-	672
Total revenue	2,807	11,884	324	15,015	-	15,015
Cost of sales	(998)	-	-	(998)	-	(998)
Research and development credit/(expenditure)	617	(13,703)	(7,609)	(20,695)	(342)	(21,037)
Segmental result	2,426	(1,819)	(7,285)	(6,678)	(342)	(7,020)
Management and administrative expenses						(3,126)
Net foreign exchange loss						(479)
Operating loss						(10,625)
Interest income						56
Interest expense						(39)
Loss before tax						(10,608)
Tax benefit						2,596
Loss for the period						(8,012)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the six months ended 31 March 2014:

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total Reportable Segments £’000	Unallocated Costs £’000	Consolidated £’000
Depreciation	-	(206)	(435)	(641)	-	(641)
Decrease/(increase) in provision for inventories	398	(145)	719	972	-	972

1	The research and development credit in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

2. Segmental Information (continued)

Revenues from the Group’s largest customer are included within the above segments as follows:

	Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s
Three months ended 31 March 2015	70	5,027	115	5,212
Three months ended 31 March 2014	-	5,663	140	5,803
Six months ended 31 March 2015	140	11,319	237	11,696
Six months ended 31 March 2014	-	11,883	325	12,208

Geographical analysis of turnover by destination of customer

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2015	2014	2015	2014

	£000’s	£000’s	£000’s	£000’s
UK	276	232	628	461
Europe (excluding UK) United States	667 5,097	1,214 5,739	1,623 11,459	1,853 12,028
Canada	196	162	370	353
Asia	115	180	237	320
	6,351	7,527	14,317	15,015

3. Research and development expenditure

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2015	2014	2015	2014

	£000’s	£000’s	£000’s	£000’s
GW-funded research and development	10,224	6,036	18,934	8,829
Development partner-funded research and development	5,138	5,849	11,553	12,208
Total	15,362	11,885	30,487	21,037

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

4. Tax benefit

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2015	2014	2015	2014

	£000’s	£000’s	£000’s	£000’s
Current period research and development tax credit	(1,801)	(1,527)	(2,727)	(2,428)
Adjustments in respect of prior year tax credit	-	(281)	(165)	(281)
Recognition of previously unrecognized deferred tax asset	-	(591)	-	(591)
Current period utilization of deferred tax assets	47	510	69	704
Total credit for the period	(1,754)	(1,889)	(2,823)	(2,596)

The research and development tax credit relates to research and development expenditure claimed under the Finance Act 2000.

In the three and six months ended 31 March 2015 and 2014, the Group recognised the full estimated benefit for qualifying research and development expenditures incurred during each period, based on the Group’s sustained history of agreeing such claims with HMRC. Any difference in the credit ultimately received is recorded as an adjustment in respect of prior year.

At 31 March 2015, the Group had recognized a deferred tax asset of £0.2 million in respect of £1.0 million of carried forward tax losses that the Group expected to be utilized to offset against future trading profits.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and amended to the extent that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

5. Loss per share

The calculations of loss per share are based on the following results and numbers of shares.

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2015	2014	2015	2014
	£000’s	£000’s	£000’s	£000’s
Loss for the period – basic and diluted	(7,499)	(5,196)	(10,904)	(8,012)

	Number of shares
	Three months ended		Three months ended		Six months ended		Six months ended
	31 March		31 March		31 March		31 March
	2015		2014		2015		2014

	Million		Million		Million		Million
Weighted average number of ordinary shares	237.1		209.6		236.9		193.5
Less: ESOP trust ordinary shares(1)	-		-		-		-
Weighted average number of ordinary shares for purposes of basic earnings per share	237.1		209.6		236.9		193.5
Effect of potentially dilutive shares arising from share options and warrants(2)	-		-		-		-
Weighted average number of ordinary shares for purposes of diluted earnings per share	237.1		209.6		236.9		193.5
Loss per share—basic	(3.2	p)	(2.5	p)	(4.6	p)	(4.1	p)
Loss per share—diluted	(3.2	p)	(2.5	p)	(4.6	p)	(4.1	p)

(1)	As at 31 March 2015, 34,706 ordinary shares were held in the ESOP trust. The effect is less than 0.1 million ordinary shares for each of the three and six month periods ended 31 March 2015, and consequently these have not been presented above.
(2)	The impact of 7.7 million and 7.6 million antidilutive share options have been excluded from the diluted loss per share calculation for the three and six months ended 31 March 2015 (10.7 million and 10.5 million antidilutive share options and warrants for the three and six months ended 31 March 2014).

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

6. Inventories

	31 March	30 September
	2015	2014

	£000’s	£000’s
Raw materials	242	210
Work in progress	3,247	3,885
Finished goods	986	682
	4,475	4,777

Inventory is stated net of a provision for inventories, calculated in accordance with the Group’s accounting policy. The movement in the provision for inventories is as follows:

£000’s
Opening balance – as at 1 October 2013	1,601
Write-down of inventories	388
Write off of inventories included in the provision	(642)
Reversal of write-down of inventories	(718)
Closing balance as at 31 March 2014	629

Opening balance – as at 1 October 2014	351
Write-down of inventories	79
Write off of inventories included in the provision	(298)
Reversal of write-down of inventories	(66)
Closing balance as at 31 March 2015	66

The reversal of write-down of inventories is as a result of an increased level of production, reducing the level of work in progress expected to expire before use.

Inventories with a carrying value of £2.1 million are considered to be recoverable after more than one year from the condensed consolidated balance sheet date, but within the Group’s normal operating cycle (30 September 2014: £3.2 million).

7. Trade receivables and other receivables

	31 March	30 September
	2015	2014

	£000’s	£000’s
Amounts falling due within one year
Trade receivables	1,068	612
Other receivables	1,028	809
Prepayments and accrued income	665	436
	2,761	1,857

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

8. Trade and other payables

	31 March	30 September
	2015	2014

	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	9,720	9,114
Trade payables	5,012	2,342
Fit out funding	397	218
Other taxation and social security	691	702
	15,820	12,376
Amounts falling due after one year
Fit out funding	8,057	7,927
	23,877	20,303

Fit out funding represents £8.5 million owed to the Group’s landlord reflecting the liability to repay the £7.8 million of fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated accrued interest of £0.7 million. This is expected to be repaid upon the completion of construction, currently expected to be during the fourth quarter of the year ending 30 September 2015, over a 15-year term. The Group has estimated that £0.4 million will be due within one year and the remaining £8.1 million is due after one year.

9. Deferred revenue

	31 March	30 September
	2015	2014

	£000’s	£000’s
Amounts falling due within one year
Deferred license, collaboration and technical access fee income	1,272	1,366
Advance research and development fees	2,684	3,461
	3,956	4,827
Amounts falling due after one year
Deferred license, collaboration and technical access fee income	7,303	7,881

Deferred revenues result mainly from the unamortized portion of up-front license fees received in 2005 of £12.0 million from Almirall S.A. and collaboration and technical access fees from other Sativex licensees.

Advance research and development fees represent amounts received from Otsuka for activities to be carried out on behalf of Otsuka. These amounts will be recognised as revenue in future periods as the services are rendered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2015

10. Amounts payable under finance leases

	Minimum lease payments
	31 March	30 September
	2015	2014

	£000’s	£000’s
Amounts payable under finance leases:
Within one year	220	200
In the second to fifth years inclusive	814	838
After five years	1,295	1,382
	2,329	2,420
Less: future finance charges	(477)	(513)
Present value of lease obligations	1,852	1,907

	Present value of minimum lease payments
	31 March	30 September
	2015	2014

	£000’s	£000’s
Amounts payable under finance leases:
Amounts due for settlement within 12 months	149	126
Amounts due for settlement after 12 months	1,703	1,781
	1,852	1,907

At as 31 March 2015, the weighted average lease term remaining is 11.9 years (30 September 2014: 12.3 years). All lease obligations are denominated in sterling.

11. Subsequent events

On 5 May 2015, the Group successfully completed an equity financing, issuing 19.2 million ordinary shares in the form of ADSs listed on the Nasdaq Global market, raising expected net proceeds after expenses of $167.8 million (£111.0 million). The proceeds are expected to be used primarily to fund further expansion of our Epidiolex manufacturing capability, enable clinical development of other orphan and pipeline opportunities, and fund pre-launch commercialization activities for Epidiolex in the United States.